Filed by Oneida Financial Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.
Subject Company: Oneida Financial Corp.
Commission File No. 000-25101
FOR IMMEDIATE RELEASE
For additional information contact:
Eric E. Stickels
Executive Vice President and Chief Financial Officer
(315) 366-3702
ONEIDA FINANCIAL CORP. TO COMMENCE SECOND STEP
CONVERSION AND OFFERING
Oneida, New York, May 21, 2010 — Oneida Financial Corp., a Federal corporation (Nasdaq: ONFC), announced today that Oneida Financial Corp., a Maryland corporation (“Oneida Financial-New”), the proposed holding company for The Oneida Savings Bank, and Oneida Financial, MHC have received conditional regulatory approval to commence the second step conversion and offering. Oneida Financial Corp. also announced today that the registration statement relating to the sale of common stock of Oneida Financial-New has been declared effective by the Securities and Exchange Commission.
Oneida Financial-New is offering for sale the 55.0% ownership interest currently owned by Oneida Financial, MHC in Oneida Financial Corp., which is equivalent to between $26.8 million and $36.2 million, or between 3,346,875 and 4,528,125 shares of common stock at $8.00 per share. Oneida Financial-New may increase the number of shares that it sells in the offering, without notice to persons who have subscribed for shares, by up to 15%, to $41.7 million or 5,207,344 shares at $8.00 per share, as a result of market demand, regulatory considerations or changes in financial markets. The number of shares to be sold in the offering and issued to public stockholders in the exchange is based on an independent appraisal of the estimated pro forma market value of Oneida Financial-New at February 19, 2010.
At the conclusion of the conversion and offering, the existing shares of common stock held by the public stockholders of Oneida Financial Corp. will be exchanged for between 0.7766 and 1.0507 shares of Oneida Financial-New, subject to a 15% increase to 1.2083 shares, based on the independent appraisal. The offering and exchange ratio ranges could change as a result of regulatory review or due to updates to the independent appraisal, reflecting, among other things, changes in market conditions before or during the offering. After the completion of the conversion and offering, Oneida Financial-New will be 100% owned by public stockholders, and Oneida Financial Corp. and Oneida Financial, MHC will each cease to exist.
The completion of the conversion and offering is subject to, among other things, selling a minimum of 3,346,875 shares in the offering, the receipt of all necessary final regulatory approvals, the receipt of the approval of the depositors of record of Oneida Savings Bank as of May 6, 2010, and the receipt of the approval of the stockholders of record of Oneida Financial Corp. as of May 10, 2010.
On or about May 24, 2010, offering materials will be mailed to Oneida Savings Bank depositors eligible to purchase shares in the subscription offering, and proxy solicitation materials will be mailed to depositors and stockholders. Shares of common stock not sold in the subscription offering will be available in the community offering to the general public, including stockholders of Oneida Financial Corp. The subscription offering and community offering are expected to expire at 2:00 p.m., Eastern Time, on June 18, 2010. Shares not sold in the subscription and community offerings are expected to be sold in a syndicated community offering that will commence at a later date.

Oneida Financial-New has established a Stock Information Center to handle inquiries of its depositors and stockholders with respect to the subscription and community offerings. The Stock Information Center will open on May 26, 2010. The Stock Information Center’s telephone number is 1-(877) 673-7038. Hours of operation will be from 10:00 a.m. to 4:00 p.m., Monday through Friday. A copy of the prospectus and stock order form relating to the subscription and community offerings may be obtained from the Stock Information Center beginning on May 26, 2010.
Oneida Financial Corp. expects to hold a community meeting on June 8, 2010 at 7:00 p.m. at the Rusty Rail, Route 5, Canastota, New York, to provide interested members of the community with an opportunity to learn more about the stock offering and the business of Oneida Savings Bank.
Stifel, Nicolaus & Company, Incorporated is assisting Oneida Financial-New in selling its common stock in the subscription and community offerings on a best efforts basis.
Oneida Financial Corp.’s wholly owned subsidiaries include The Oneida Savings Bank, a New York State chartered FDIC insured stock savings bank; State Bank of Chittenango, a state chartered limited-purpose commercial bank; Bailey, Haskell & LaLonde Agency, an insurance and risk management company; Benefit Consulting Group, an employee benefits consulting and retirement plan administration firm; and Workplace Health Solutions, a risk management company specializing in workplace injury claims management. The Oneida Savings Bank was established in 1866 and operates twelve full-service banking offices in Madison, Oneida and Onondaga counties. For more information, visit Oneida Financial Corp.’s web site at www.oneidafinancial.com.
This press release contains certain forward-looking statements about the conversion and reorganization. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the transactions contemplated by the Plan of Conversion and Reorganization, difficulties in selling the conversion stock or in selling the conversion stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which Oneida Financial Corp. and its subsidiaries are engaged.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. This press release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer will be made only by means of the written prospectus forming part of the registration statement (and, in the case of the subscription offering, an accompanying stock order form).
Oneida Financial Corp. has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission. Stockholders of Oneida Financial Corp. are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the Securities and Exchange Commission by Oneida Financial Corp. and Oneida Financial-New free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, documents filed with the Securities and Exchange Commission by Oneida Financial Corp. and Oneida Financial-New are available free of charge from the Corporate Secretary of Oneida Financial Corp. at 182 Main Street, Oneida, New York 13421, Attention: Corporate Secretary.
The directors, executive officers, and certain other members of management and employees of Oneida Financial Corp. are participants in the solicitation of proxies in favor of the conversion from the stockholders of Oneida Financial Corp. Information about the directors and executive officers of Oneida Financial Corp. is included in the proxy statement/prospectus filed with the Securities and Exchange Commission.
The shares of common stock are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.